MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

February 14, 2019

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:
Post-Effective Amendment No. 70 to Registration Statement on Form N-1A for MFS Series Trust XV (the "Trust”) on behalf of MFS Global Alternative Strategy Fund (the “Fund”) (File Nos. 2-96738 and 811-4253)

Ladies and Gentlemen:

On behalf of the above-mentioned Trust, this letter sets forth our responses to certain of your comments of February 13, 2019, on the above-referenced Post-Effective Amendment to the Registration Statement ("PEA"), filed with the U.S. Securities and Exchange Commission (the "SEC") on December 27, 2018. The PEA for the Fund was filed to reflect the termination of a sub-adviser that previously managed a portion of the Fund.

1.	Comment:	Please provide a completed fee table and expense example for the Fund at least five business days prior to the effective date of the PEA.

Response:	A completed fee table and expense example for the Fund, which will be included in the Fund's final prospectus, is attached to this letter as Exhibit I.

A response to the remainder of the Staff's comments on the PEA will be filed under separate cover. If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

SUSAN A. PEREIRA
Susan A. Pereira
Vice President and Senior Counsel
MFS Investment Management

1037846                                                                           1

Securities and Exchange Commission
February 14, 2019

Exhibit I

Fees and Expenses
This table describes the fees and expenses that you may pay when you buy and hold shares of the fund. Investors may also pay commissions or other fees to their financial intermediaries when they buy and hold shares of the fund, which are not reflected below. Expenses have been adjusted to reflect current fee arrangements.
You may qualify for sales charge reductions if, with respect to Class A shares, you and certain members of your family invest, or agree to invest in the future, at least $50,000 in MFS Funds, and, with respect to Class T shares, you invest at least $250,000 in the fund. More information about these and other waivers and reductions is available from your financial intermediary and in “Sales Charges and Waivers and Reductions” on page 12 and “Appendix A – Waivers and Reductions of Sales Charges” on page A-1 of the fund’s prospectus.
Shareholder Fees (fees paid directly from your investment):
Share Class	A	T	B	C	I	R1	R2	R3	R4	R6
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	2.50%	None	None	None	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	1.00%#	None	4.00%	1.00%	None	None	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Share Class	A	T	B	C	I	R1	R2	R3	R4	R6
Management Fee	0.80%	0.80%	0.80%	0.80%	0.80%	0.80%	0.80%	0.80%	0.80%	0.80%
Distribution and/or Service (12b-1) Fees	0.25%	0.25%	1.00%	1.00%	None	1.00%	0.50%	0.25%	None	None
Other Expenses	0.34%	0.34%	0.34%	0.34%	0.34%	0.34%	0.34%	0.34%	0.34%	0.29%
Total Annual Fund Operating Expenses	1.39%	1.39%	2.14%	2.14%	1.14%	2.14%	1.64%	1.39%	1.14%	1.09%
Fee Reductions and/or Expense Reimbursements[1]	(0.07)%	(0.07)%	(0.07)%	(0.07)%	(0.07)%	(0.07)%	(0.07)%	(0.07)%	(0.07)%	(0.10)%
Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements	1.32%	1.32%	2.07%	2.07%	1.07%	2.07%	1.57%	1.32%	1.07%	0.99%

#	This contingent deferred sales charge (CDSC) applies to shares purchased without an initial sales charge and redeemed within 18 months of purchase.
1
Massachusetts Financial Services Company has agreed in writing to bear the fund’s expenses, excluding interest, taxes, extraordinary expenses, brokerage and transaction costs, and investment-related expenses (such as interest and borrowing expenses incurred in connection with the fund's investment activity), such that "Total Annual Fund Operating Expenses" do not exceed 1.30% of the class’ average daily net assets annually for each of Class A, Class T, and Class R3 shares, 2.05% of the class' average daily net assets annually for each of Class B, Class C, and Class R1 shares, 1.05% of the class' average daily net assets annually for each of Class I and Class R4 shares, 1.55% of the class' average daily net assets annually for Class R2 shares, and 0.97% of the class' average daily net assets annually for Class R6 shares. ("Other Expenses" include 0.02% of investment-related expenses incurred in connection with the fund's investment activity which are excluded from the expense limitation described in the prior sentence.) This written agreement will continue until modified by the fund’s Board of Trustees, but such agreement will continue until at least February 29, 2020.

1037846

Securities and Exchange Commission
February 14, 2019

Example
This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.
The example assumes that: you invest $10,000 in the fund for the time periods indicated and you redeem your shares at the end of the time periods (unless otherwise indicated); your investment has a 5% return each year; and the fund’s operating expenses remain the same.
Although your actual costs will likely be higher or lower, under these assumptions your costs would be:

	1 YEAR	3 YEARS	5 YEARS	10 YEARS
Class A Shares	$702	$983	$1,286	$2,142
Class T Shares	$381	$672	$985	$1,871
Class B Shares assuming
redemption at end of period	$610	$963	$1,343	$2,276
no redemption at end of period	$210	$663	$1,143	$2,276
Class C Shares assuming
redemption at end of period	$310	$663	$1,143	$2,467
no redemption at end of period	$210	$663	$1,143	$2,467
Class I Shares	$109	$355	$621	$1,380
Class R1 Shares	$210	$663	$1,143	$2,467
Class R2 Shares	$160	$510	$885	$1,938
Class R3 Shares	$134	$433	$754	$1,663
Class R4 Shares	$109	$355	$621	$1,380
Class R6 Shares	$101	$337	$591	$1,320

1037846